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POWER FINANCIAL CORPORATION

N E W S   R E L E A S E

SUPPL

FOR IMMEDIATE RELEASE

ANNOUNCEMENT BY GROUPE BRUXELLES LAMBERT

Montréal, May 25, 2006 – The press release accompanying this release was issued by Groupe Bruxelles Lambert (GBL) earlier today.

Power Financial Corporation, through its wholly owned subsidiary, Power Financial Europe B.V., and the Frère group of Belgium, each hold a 50% interest in Parjointco N.V., which holds a 54.1% equity and 61.4% voting interest in Pargesa Holding S.A. (Pargesa), which in turn holds a 48.3% equity and 50.1% voting interest in GBL.

Power Financial Corporation is a diversified management and holding company that has interests, directly and indirectly, in companies that are active in the financial services sector in Canada, the United States and Europe. Through Pargesa it has substantial holdings in a group of major energy, water, waste services, specialty minerals and building materials companies in Europe.

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751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Fax 514.286.7424

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect Power Financial's or its subsidiaries' and affiliate's current expectations. These statements may include without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial or its subsidiaries and affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond Power Financial's or its subsidiaries' and affiliate's control, affect the operations, performance and results of Power Financial or its subsidiaries and affiliate and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, Power Financial's or its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions and Power Financial's or its subsidiaries' and affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of Power Financial's or its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

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POWER FINANCIAL
CORPORATION

Other than as specifically required by law, Power Financial undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

Additional information about the risks and uncertainties of Power Financial's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

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For further information, please contact: Mr. Edward Johnson
Senior Vice-President,
General Counsel and Secretary
Tel: (514) 286-7400

Attachements

GROUPE BRUXELLES LAMBERT - BERTELSMANN 25 May 2006

Joint press release

Agreement in principle on the disposal of GBL's investment in Bertelsmann

Groupe Bruxelles Lambert (GBL) and Bertelsmann AG declare that GBL, controlled via Pargesa Holding S.A by the Desmarais and Frère families, Bertelsmann AG and Bertelsmann Verwaltung mbH, controlled by the Mohn family entered into an agreement in principle.

This agreement concerns the sale of the 25.1 % stake owned by GBL in Bertelsmann for a consideration of EUR 4.5 billion. This transaction is subject to different conditions among which the approval by the relevant bodies of the companies party to the agreement.